UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
764108

DIVISION OF
CORPORATION FINANCE

04021386

March 24, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2004

Re: Altria Group, Inc.
Incoming letter dated February 7, 2004

Dear Mr. Chevedden:

This is in response to your letter dated February 7, 2004 concerning your shareholder proposal submitted to Altria Group by Nick Rossi. On January 29, 2004, we issued our response expressing our informal view that Altria Group could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: G. Penn Holsenbeck
Vice President, Associate General Counsel
And Corporate Secretary
Altria Group, Inc.
120 Park Avenue
New York, NY 10017

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 — 310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Altria Group Inc. (MO)
Rebuttal to No Action Request
Poison Pill Topic
Nick Rossi

Ladies and Gentlemen:

This is in further support of the December 27, 2003, January 23, 2004 January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1. No announcement of policy adoption.
2. No announcement if policy repealed.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot-item at the earliest possible shareholder election.
Directors have discretion to set the earliest election date and in responding to shareholder votes.

The company policy states:
"The board of Directors will not adopt, maintain or extend a stockholder rights plan ('poison pill') without submitting such adoption, maintenance or extension to a stockholder vote."

Provisions not Implemented by the Company
The following provisions are thus not implemented in the company policy:
1. The first "shareholder vote as a separate ballot item" is not implemented.
2. No vote *ever* is required to repeal the entire policy.
3. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.

4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

No provision address the second sentence of the proposal. The company can reverse its policy as soon as the no action letter is received.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Nick Rossi
Louis Camilleri